September 14, 2009

VIA EDGAR

Ms. Maryse Mills-Apenteng

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549

RE: SRA INTERNATIONAL, INC.

Preliminary Proxy Statement on Schedule 14A

Filed September 4, 2009

File No. 001-31334

Dear Ms. Mills-Apenteng:

This letter is submitted on behalf of SRA International, Inc. (the “Company” or “we”) in response to the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in your letter dated September 9, 2009 (the “Comment Letter”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A, filed on September 4, 2009. For reference purposes, the text of your comment has been reproduced herein with the response below.

Proposal 1, page 5

1. We note your statement that to effectuate the proposed declassification, Director(s) currently serving in Class I and Class III have agreed to resign from their current terms “ if they are elected to new one-year terms.” Please revise this section to explain what would happen if Proposal 1 is approved by your shareholders and a Class I or III director is not elected to a new one-year term. If under such circumstances, it is contemplated that the term of a Class I or III director would be reduced, please tell us in your response letter how you concluded that this is consistent with Delaware General Corporation Law and the provision in your articles of incorporation providing that Director(s) can only be removed for cause.

Response:

We have attached, as Exhibit A to this letter, our proposed revisions (marked for your reference) to be added to Proposal 1 in the Preliminary Proxy Statement on Schedule 14A, in response to the Staff’s comment to clarify what would happen if Proposal 1 is adopted and a Class I or Class III director is not elected to a new one-year term at the Company’s upcoming 2009 Annual Meeting (the “Annual Meeting”).

As explained in the revisions to Proposal 1, regardless of whether the Director(s) resign from their current terms, if the proposed amendments to the Company’s Certificate of Incorporation (the “Charter”), as set forth on Appendix A of the Preliminary Proxy Statement on Schedule 14A, are adopted by the stockholders, the term of each Class I and Class III director would be reduced so that each such term will expire at the Annual Meeting. This result is consistent with Delaware law because the proposed amendments to the Charter specifically provide for the reduction of all multi-year terms of Director(s). Section 2 of Article IX of the Charter, as amended, would provide that “[D]irectors . . . shall be elected at each annual meeting of stockholders for a term expiring at the next annual meeting of stockholders following their election and shall remain in office until their successors shall have been elected and qualified or until their earlier death, resignation or removal, notwithstanding that any Director may have been elected for a term that extended beyond the date of such next annual meeting of stockholders.” (emphasis added). Additionally, Section 5 of Article IX of the Charter, as amended, would provide that Directors may be removed, with or without cause, by a majority of the voting power of the then-outstanding shares of stock entitled to vote thereon. If adopted by the Company’s stockholders, the proposed amendments to the Charter will be filed with the Secretary of State of the State of Delaware during the Annual Meeting and will become effective upon such filing. Accordingly, the proposed amendments, if adopted, would reduce the terms of all of the Company’s Director(s) in Class I and Class III so that they expire at the Annual Meeting. The terms of the Company’s Class II Director(s) expire, in accordance with their terms, at the Annual Meeting.

In connection with our proposed Charter amendments, we engaged Delaware counsel to advise on the Delaware law aspects of the proposal. We have been advised that, under the Delaware General Corporation Law (the “DGCL”), a provision such as Article IX is valid so long as it does not violate a provision of the DGCL or the common law of Delaware.1 No provision of the DGCL expressly prohibits a certificate of incorporation provision that reduces the existing term of a director. Furthermore, our Delaware counsel advised us that the Delaware Court of Chancery has held on two occasions that, even though a director may have been elected to a three-year term, and at the time of such election could be removed from the board only for cause, Director(s) have no vested right to serve out the remainder of their term if the board’s staggered structure is later eliminated. See Chesapeake Corp. v. Shore, 771 A.2d 293 (Del. Ch. 2000) (holding that Director(s) elected to staggered terms could be removed without cause following elimination of the provision creating the staggered board); Roven v. Cotter, 547 A.2d 603 (Del. Ch. 1988) (reaching the same conclusion as the court in Chesapeake and noting “it is clear that Director(s) of Delaware corporations . . . have no vested right to hold office in defiance of a properly expressed will of the [stockholder] majority.”). Chesapeake and Roven contemplated board declassification followed by removal of a director without cause rather than a charter amendment reducing a director’s term of office. Notwithstanding that technical difference, those opinions make clear that there is no principle of Delaware common law or public policy prohibiting the reduction of a director’s term of office because Director(s) do not possess a vested right to serve a three-year term.

Finally, the Company notes that, even if a director’s term expires at the Annual Meeting as a result of the adoption of Proposal 1, and that director is not elected to a new term of office at the Annual Meeting, such director will nevertheless remain in office until a successor is elected and qualified or until his or her earlier resignation or removal. See 8 Del. C. § 141(b) (“Each director shall hold office until such director’s successor is elected and qualified or until such director’s earlier resignation or removal. Any director may resign at any time upon notice given in writing or by electronic transmission to the corporation.”).

*    *    *

The Company respectfully believes that the above responds fully to the comment of the Staff.

In connection with these responses, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United Sates.

Should the Staff have any comments of the contents of this letter, please contact the undersigned at 703-633-2567.

Sincerely,

/s/ Mark D. Schultz
Name:	Mark D. Schultz
Title:	Secretary and General Counsel

[1]

See 8 Del. C. § 102(b)(1) (providing that a Delaware corporation’s certificate of incorporation may include “any provision creating, defining, limiting and regulating the powers of the corporation, the Director(s), and the stockholders, or any class of the stockholders . . . ; if such provisions are not contrary to the laws of this State”).

EXHIBIT A

Proposed Revisions to Proposal 1

Article IX of our Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) establishes three (3) classes of Directors (Class I, Class II and Class III) with terms of three years each. Generally, absent the earlier resignation or removal of a Class member, the terms of the classes are staggered and one Class stands for re-election at each annual meeting of stockholders. The Company’s Board of Directors, or the Board, has unanimously approved and declared advisable an amendment of Article IX of the Company’s Certificate of Incorporation to declassify the Board of Directors, remove the class designations for each of the Director’s terms and institute annual voting for each Director to serve a one year term, subject to, in the case of the amendment to the Certificate of Incorporation, stockholder approval at the Annual Meeting. If approved and adopted by the Company’s stockholders, the amendment to the Certificate of Incorporation will be filed with the Secretary of State of the State of Delaware (the “Delaware Secretary”) immediately following the vote at the Annual Meeting and will be in effect immediately upon such filing. The form of the proposed amendments to the Certificate of Incorporation are set forth as Appendix A to this Proxy Statement. The amendments to Article IX will result in the reduction of the remaining terms of our Class I and Class III Directors, who will each stand for election at this Annual Meeting, along with the Class II Directors, whose terms expired at the Annual Meeting. Thus, all ten members of the Board will be standing for election at this Annual Meeting, if the proposed amendment is adopted.

The Directors currently serving in Class I and Class III have indicated their support for the elimination of the Company’s staggered board structure by agreeing to resign from their current terms if they are elected to new one-year terms at the Annual Meeting. However, even if a Director serving in Class I or Class III is not re-elected to a new term at the Annual Meeting (and therefore his or her conditional resignation from such current term is not effective), the stockholder approval of the amendments to Article IX and the filing of such amendments with the Delaware Secretary will have the effect of reducing the multi-year terms of each Director serving in Class I and Class III so that their terms expire at the Annual Meeting. In the event Proposal 1 is adopted, and a Director serving in Class I or Class III is not elected to a new one-year term at the Annual Meeting, such Director will, in accordance with Delaware law, remain in office beyond the expiration of his or her term until a successor is elected and qualified or until such Director’s earlier resignation or removal.

Under Delaware corporate law, Directors of companies that have a classified Board structure may be removed only for cause unless their certificate of incorporation provides otherwise. However, Directors of companies that do not have a classified structure may be removed with or without cause by the holders of a majority of the voting power of the capital stock outstanding and entitled to vote thereon. Accordingly, in conjunction with our proposal to declassify our Board, we are proposing to amend our Certificate of Incorporation to eliminate the provision that allows stockholders to remove our Directors only for cause. Thus, whereas under the current provisions of Article IX, a Director is removable only for cause and only by the holders of at least 67% of the voting power of the Company stock entitled to vote thereon, following the adoption of the amendments to Article IX, a Director will be removable, either for cause or without cause, by the holders of a majority of the voting power of the stock entitled to vote thereon.

We are also proposing additional conforming changes to Article IX of our Certificate of Incorporation, in connection with the declassification of the Board, which are reflected in the proposed amendments set forth in Appendix A.

Article IX also currently provides that Directors elected to fill vacancies on the Board serve the remainder of the full three-year terms to which their predecessors were elected. Consistent with the other proposed amendments to Article IX that would eliminate the classified Board structure, Article IX would also be amended to provide that Directors elected to fill vacancies on the Board serve for a term ending at the next annual meeting of stockholders following their election.

Similar to the Certificate of Incorporation, our Amended and Restated By-Laws (the “By-Laws”) contain provisions concerning the classification of the Board of Directors. If this Proposal 1 is approved, the Board will amend the By-Laws accordingly. If this Proposal 1 is not approved, the Board will not amend the By-Laws with respect to declassification.

The Board of Directors has decided that it is an appropriate time to propose declassifying the Board of Directors. This determination by the Board furthers its goal of ensuring that our corporate governance policies maximize management accountability to stockholders and would, if adopted, allow stockholders the opportunity each year to more effectively register their views on the performance of the Board.

If this Proposal No. 1 is not approved by the Company’s stockholders, then the election of the three Class II Director nominees as set forth in Proposal No. 2 shall proceed under the Certificate of Incorporation as currently in effect. In such case, the Class II Director nominees shall be elected for a term of three years and the Class I and Class III Directors shall serve the remaining terms of such class.